UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  27)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

November 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100		13D/A

1		Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 78,874,106
	8	Shared Voting Power 0
	9	Sole Dispositive Power 78,874,106
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 65.40%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100		13D/A

1		Name of Reporting Persons Golden Meditech Holdings Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 78,874,106
	8	Shared Voting Power 0
	9	Sole Dispositive Power 78,874,106
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 65.40%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100		13D/A

1		Name of Reporting Persons Bio Garden Inc.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,736,465
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,736,465
11		Aggregate Amount Beneficially Owned by Each Reporting Person 29,736,465
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.66%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100		13D/A

1		Name of Reporting Persons Magnum Opus 3 International Holdings Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,761,155
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,761,155
11		Aggregate Amount Beneficially Owned by Each Reporting Person 25,761,155
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 21.36%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100		13D/A

1		Name of Reporting Persons Yuen Kam
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,497,620
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,497,620
11		Aggregate Amount Beneficially Owned by Each Reporting Person 55,497,620
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 46.02%
14		Type of Reporting Person (See Instructions) IN

This Amendment No. 27 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”), Magnum Opus 3 International Holdings Limited (“MO3”) and Yuen Kam (“Mr. Kam”). GM Stem Cells, Golden Meditech, Bio Garden, MO3 and Mr. Kam are collectively referred to as the “Reporting Persons”.

This Amendment No. 27 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015, July 27, 2015, August 6, 2015, August 26, 2015, October 26, 2015, November 3, 2015, November 5, 2015, November 13, 2015, November 30, 2015, December 7, 2015, January 7, 2016, September 1, 2016, October 31, 2016, December 30, 2016, April 6, 2017, April 10, 2017 and April 13, 2017 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 26, 2017, GM Stem Cells notified Nanjing Ying Peng in writing that the GM New Sale Agreement had come into effect pursuant to its terms and all conditions precedent to the consummation of the sale and purchase of the GM Shares had been satisfied or waived. On November 14, 2017, Golden Meditech, GM Stem Cells and Nanjing Ying Peng entered into a supplemental agreement to the GM New Sale Agreement (the “GM Supplemental Agreement”), pursuant to which the parties have agreed to (a) use their best efforts to complete the sale and purchase of the GM Shares on or prior to December 31, 2017, (b) extend the date of completion to January 31, 2018 if the completion fails to occur on or prior to December 31, 2017, in which case GM Stem Cells will be entitled to receive an additional payment of US$10 million from Nanjing Ying Peng as the consideration for such extension, and (c) change the prescribed time period within which Nanjing Ying Peng should complete the Requisite Procedures.

The description of the GM Supplemental Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the English translation of such document, a copy of which is attached hereto as Exhibit 54 and is incorporate by reference in its entirety into this Item 3.

Item 4.         Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the GM Supplemental Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the GM Supplemental Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following document is filed as an exhibit:

Exhibit No.	Description

Exhibit 54	Supplemental Agreement to the GM New Sale Agreement, dated as of November 14, 2017, by and among Golden Meditech, GM Stem Cells and Nanjing Ying Peng.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2017

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

MAGNUM OPUS 3 INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam